AMENDMENT NO. 1 TO THE

DECLARATION OF TRUST OF

OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND

Establishment and Designation of Classes of
Shares of Beneficial Interest of the Trust

This Amendment Number 1 is made as of September 15, 2011 to the Declaration of Trust of Oppenheimer International Diversified Fund (the “Trust”), dated as of June 2, 2005, by the duly authorized officer executing this Amendment on behalf of the Trustees of the Trust and hereby certifying its adoption by resolution of said Trustees as of said date.

WHEREAS, the Trustees established Oppenheimer International Diversified Fund as a trust under the laws of the Commonwealth of Massachusetts under a Declaration of Trust dated June 2, 2005 (the “Declaration of Trust”);

WHEREAS, pursuant to part 1 of Article FOURTH of the Declaration of Trust, the Trustees shall have the authority, without obtaining shareholder approval, to establish and designate any class of shares;

WHEREAS, a majority of the Trustees, pursuant to parts 1, 2 and 3 of Article FOURTH of the Declaration of Trust, have determined that it is advisable to establish and designate an additional class of Shares to the Fund and have so resolved;

WHEREAS, part 6 of Article NINTH of the Declaration of Trust, provides that anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to any matters in connection with the Trust.

NOW, THEREFORE, pursuant to parts 1, 2 and 3 of Article FOURTH and parts 6 and 12 of Article NINTH of the Declaration of Trust, the Declaration of Trust is supplemented and amended as follows:

Article FOURTH part 3 of the Declaration of Trust is amended by deleting the first paragraph of said part 3 and replacing it with the following paragraph:

“3.     Without limiting the authority of the Trustees set forth in parts 1 and 2 of this Article FOURTH to establish and designate any further Series or Classes of Series, the Trustees hereby establish one Series of Shares having the same name as the Trust, and said Shares shall be divided into six Classes, which shall be designated Class A, Class B, Class C, Class N, Class Y and Class I. In addition to the rights and preferences described in parts 1 and 2 of this Article FOURTH with respect to Series and Classes, the Series and Classes established hereby shall have the relative rights and preferences described in this part 3 of this Article FOURTH. The Shares of any Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some Series or Classes at the time of establishing and designating the same) have the following relative rights and preferences:”

     Except as amended hereby, the Declaration of Trust is hereby ratified and confirmed and in full force and effect.

IN WITNESS WHEREOF, the undersigned has signed this instrument and has caused it to be lodged among the records of the Fund on September 15, 2011.

Oppenheimer International Diversified Fund

/s/ Taylor V. Edwards

Taylor V. Edwards,
Assistant Secretary